Filed pursuant to Rule 424(b)(3)

File No. 333-278477

APOLLO DEBT SOLUTIONS BDC

SUPPLEMENT NO. 2 DATED JUNE 9, 2026

TO THE PROSPECTUS DATED APRIL 16, 2026

This prospectus supplement (“Supplement”) is part of and should be read in conjunction with the prospectus of Apollo Debt Solutions BDC (the “Company”), dated April 16, 2026 (as supplemented to date, the “Prospectus”). Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meanings as in the Prospectus.

The purpose of this Supplement is to update the Prospectus.

Updates to Prospectus

The following paragraph is added to the “Suitability Standards” section of the Prospectus:

Minnesota—A Minnesota investor may not invest more than 10% of its liquid net worth in us. Investors who are accredited investors as defined in Regulation D under the Securities Act are not subject to the foregoing concentration limit.

The following replaces the paragraph under the “May I reinvest my cash distributions in additional shares?” section of the Prospectus and all similar disclosure in the Prospectus:

A: Yes. We have adopted a distribution reinvestment plan whereby shareholders (other than Alabama, Arkansas, Idaho, Kansas, Kentucky, Maine, Maryland, Massachusetts, Minnesota, Nebraska, New Jersey, North Carolina, Ohio, Oklahoma, Oregon, Tennessee, Texas, Vermont and Washington investors and clients of certain participating brokers that do not permit automatic enrollment in our distribution reinvestment plan) will have their cash distributions automatically reinvested in additional Common Shares unless they elect to receive their distributions in cash. Alabama, Arkansas, Idaho, Kansas, Kentucky, Maine, Maryland, Massachusetts, Minnesota, Nebraska, New Jersey, North Carolina, Ohio, Oklahoma, Oregon, Tennessee, Texas, Vermont and Washington investors and clients of certain participating brokers that do not permit automatic enrollment in our distribution reinvestment plan will automatically receive their distributions in cash unless they elect to have their cash distributions reinvested in additional Common Shares. If you participate in our distribution reinvestment plan, the cash distributions attributable to the class of Common Shares that you own will be automatically invested in additional Common Shares. The purchase price for Common Shares purchased under our distribution reinvestment plan will be equal to the most recent NAV per share for such Common Shares at the time the distribution is payable. Shareholders will not pay upfront selling commissions when purchasing Common Shares under our distribution reinvestment plan; however, all Common Shares, including those purchased under our distribution reinvestment plan, will be subject to ongoing shareholder servicing and/or distribution fees. Participants may terminate their participation in the distribution reinvestment plan by providing written notice to the Plan Administrator (defined below) five business days in advance of the first calendar day of the next month in order for a shareholder’s termination to be effective for such month. See “Description of Our Common Shares” and “Distribution Reinvestment Plan.”

On May 7, 2026, the board of trustees of the Company appointed Bryan Johnston as Chief Accounting Officer of the Company, effective as of the close of business on May 15, 2026.

The following row is added to the table in the “Management of the Fund – Executive Officers Who are Not Trustees” section of the Prospectus:

Name	Year of Birth	Position	Length of Time Served	Principal Occupation During Past 5 Years
Bryan Johnston	1986	Chief Accounting Officer	Since 2026	Principal at Apollo Global Management, Inc. from 2025 to present; Vice President at Sixth Street Advisers from March 2021 to September 2025; Senior Manager at Deloitte & Touche from 2009 to 2021.

The following is added to the “Management of the Fund – Biographical Information – Executive Officers Who are not Trustees” section of the Prospectus:

Bryan Johnston. Mr. Johnston joined Apollo, an affiliate of the Company’s investment adviser, in 2025 as a Principal. Prior to joining Apollo, Mr. Johnston was a Vice President at Sixth Street Advisers from March 2021 to September 2025. Mr. Johnston started his career in public accounting with Deloitte & Touche (2009-2021) rising to Senior Manager. Mr. Johnston earned a Bachelor of Business Administration with a concentration in Accounting from Colorado State University and a Master of Accountancy from Rider University. Mr. Johnston is a Certified Public Accountant (CPA).

The following replaces the second paragraph of the “Distribution Reinvestment Plan” section of the Prospectus and all similar disclosure in the Prospectus:

No action is required on the part of a registered shareholder to have his, her or its cash dividend or other distribution reinvested in our Common Shares, except shareholders in certain states. Shareholders can elect to “opt out” of the Fund’s distribution reinvestment plan in their subscription agreements (other than Alabama, Arkansas, Idaho, Kansas, Kentucky, Maine, Maryland, Massachusetts, Minnesota, Nebraska, New Jersey, North Carolina, Ohio, Oklahoma, Oregon, Tennessee, Texas, Vermont and Washington investors and clients of certain participating brokers that do not permit automatic enrollment in our distribution reinvestment plan and must affirmatively opt in to participate in the plan). Alabama, Arkansas, Idaho, Kansas, Kentucky, Maine, Maryland, Massachusetts, Minnesota, Nebraska, New Jersey, North Carolina, Ohio, Oklahoma, Oregon, Tennessee, Texas, Vermont and Washington investors and clients of certain participating brokers that do not permit automatic enrollment in our distribution reinvestment plan will automatically receive their distributions in cash unless they elect to have their cash distributions reinvested in additional Common Shares.

The following replaces the second sentence in the “Distribution Method” section in “Appendix A: Form of Subscription Agreement”:

You are automatically enrolled in our Distribution Reinvestment Plan, unless you are a resident of ALABAMA, ARKANSAS, IDAHO, KANSAS, KENTUCKY, MAINE, MARYLAND, MASSACHUSETTS, MINNESOTA, NEBRASKA, NEW JERSEY, NORTH CAROLINA, OHIO, OKLAHOMA, OREGON, TENNESSEE, TEXAS, VERMONT OR WASHINGTON.

The following replaces the sixth bullet point in the “Distribution Method” section in “Appendix A: Form of Subscription Agreement”:

If you ARE a resident of Alabama, Arkansas, Idaho, Kansas, Kentucky, Maine, Maryland, Massachusetts, Minnesota, Nebraska, New Jersey, North Carolina, Ohio, Oklahoma, Oregon, Tennessee, Texas, Vermont and Washington, you are not automatically enrolled in the Distribution Reinvestment Plan. Please check here if you wish to enroll in the Distribution Reinvestment Plan. You will automatically receive cash distributions unless you elect to enroll in the Distribution Reinvestment Plan.

The following paragraph is added to the suitability standards section in “Appendix A: Form of Subscription Agreement”:

If I am a Minnesota resident, I may not invest more than 10% of my liquid net worth in Apollo Debt Solutions BDC. Investors who are accredited investors as defined in Regulation D under the Securities Act are not subject to the foregoing concentration limit.